

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2020

John McGrath
Chief Executive Officer
Pactiv Evergreen Inc.
1900 W. Field Court
Lake Forest, Illinois 60045

> **Re: Pactiv Evergreen Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **FIled September 8, 2020**
> **File No. 333-248250**

Dear Mr. McGrath:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 4, 2020 letter.

Form S-1 filed September 8, 2020

Legal Opinion, Exhibit 5.1, page i

1. We note that the legal opinion currently opines on up to 41,026,000,000 shares of common stock *including* up to 6,153,900 shares of common stock to cover the underwriters' option to purchase additional shares of common stock. Please have legal counsel revise the legal opinion to cover all the securities being offered. See the Calculation of Registration Fee table.

You may contact SiSi Cheng, Staff Accountant at (202) 551-5004 or Anne McConnell, Staff Accountant at (202) 5551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-

3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing